Mail Stop 6010   April 20, 2007

Mr. John F. Crowley
Chief Executive Officer
Amicus Therapeutics, Inc.
6 Cedar Brook Drive
Cranbury, New Jersey 08512

> **Re: Amicus Therapeutics, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 30, 2007**
> **File No. 333-141700**

Dear Mr. Crowley:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

General

1. Please provide us proofs of all graphic, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding these materials.

2. Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

3. Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean your range may not exceed $2 if you price below $20 and 10% if you price above $20.

4. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

5. Comments related to your request for confidential treatment will be provided under separate cover. Please be advised that we will not be in a position to consider a request for acceleration of effectiveness of the registration statement until we resolve all issues concerning the confidential treatment request.

Prospectus Summary, page 1

6. Please expand the discussion in the first paragraph to briefly indicate that you have no products approved for commercial sale and you have not generated any revenues from commercial sales.

"Use of third parties to manufacture our product candidates….", page 18

7. Please identify the third parties you substantially rely upon for the manufacture of your drug candidates. You should also file the agreements as exhibits to the registration statement and include a discussion of the material terms of these agreements in the "Business" section. If you believe you are not substantially dependent on these parties, please provide us with an analysis supporting this determination, including a discussion of the number of manufacturers capable of producing your product. If there are a limited number, discuss the potential adverse impact this could have on your future operations.

"We rely on third parties to conduct certain preclinical development….", page 19

8. Please identify the third parties you substantially rely upon for conducting your clinical trials. Also, to the extent you have any agreements with such parties, please so indicate and describe in your business section the material terms of the agreement(s). You should also file the agreements as exhibits to the registration statement. If you have determined that you are not substantially dependent on

these parties, please provide us with an analysis supporting this determination and disclose the number of parties you engage to conduct your clinical trials.

<u>"Our future success depends on our ability to retain our chief executive officer and other key executives …." – page 27</u>

9. Please identify the principal members of your management and scientific staff upon whom you are dependent. In addition, discuss the extent to which you have employment agreements with these individuals.

10. Please briefly describe the material term and termination provisions of your employment contracts, if any, with key executives.

11. To the extent you have experienced problems attracting and retaining key executives and scientists in the recent past, please revise the discussion to describe these problems. Additionally, if any key employee has plans to retire or leave your company in the near future, please revise the discussion to disclose this information.

<u>Use of proceeds," page 33</u>

12. Please clarify what stage of development you expect to achieve for each indication for your product candidates using the proceeds from the offering. Please identify the sources and amounts of additional funding, e.g. existing cash, that would be needed in order to bring each of the three products in clinical development to the status expected as a result of the application of proceeds.

13. Please state an approximate dollar amount that may be used for expansion of your current office and laboratory space and the leasing of additional space.

<u>Management's Discussion and Analysis of Financial Condition and Results…, page 40</u>

<u>Financial Operations Overview, page 40</u>

<u>Research ad Development Expense, page 40</u>

14. Please provide a description of research and developments expenses included under "other internal costs" in the table provided on page 41.

<u>Stock-Based Compensation, page 43</u>

15. Please provide a more detailed description of the factors contributing to the fluctuations in the fair value. For example, describe the type of research developments and the underlying factors affecting the probability of your IPO.

Also disclose all stock options granted through the filing date of the registration statement amendment.

Property, page 87

16. Please briefly expand your discussion to address the suitability, adequacy, productive capacity, and extent of utilization of the facilities. See Instructions to Item 102 of Regulation S-K.

Compensation Discussion and Analysis, page 93

17. Please expand this section to discuss how each compensation element and the company's decisions regarding that element affect decisions regarding other elements. See Item 402(b)(1)(vi) of Regulation S-K.

18. Please expand this section to specifically discuss how corporate performance and individual performance are taken into account in making compensation decisions. You should discuss what specific items of corporate performance are taken into account in making compensation decisions and how specific forms of compensation are structured and implemented to reflect these items of the company's performance. Further, you should also discuss how specific forms of compensation are structured and implemented to reflect the executive officer's individual performance and/or individual contribution, describing the elements of individual performance and/or contribution that are taken into account. See Item 402(b)(2) of Regulation S-K.

Consolidated Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

19. Please include a report with a signature of the reporting accountant.

Notes to Consolidated Financial Statements, page F-7

2. Summary of Significant Accounting Policies, page F-7

Beneficial Conversion Feature, page F-12

20. Please tell us why it is appropriate to recognize the beneficial conversion charge for the issuance of your equity instruments against additional paid in capital, rather than against accumulated deficit. Refer to Example 1 of EITF Exhibit 00-27A.

21. Expand the disclosure to indicate on which specific issuances a beneficial conversion feature was recognized and on which issuances a beneficial conversion feature was not recognized and why. Indicate if a beneficial conversion feature will be recognized on the March 2007 offering (Note 14 page F-27).

Warrants, page F-19

22. Please disclose the terms under which these warrants will be exercised automatically as they are reflected in your pro forma. In addition, disclose the terms that require these warrants to be classified as a liability.

Note 7, Stock Option Plan, page F-20

23. You indicate on page 45 the fair value of your common stock was $1.09 per share from April until August of 2006. We note that during this period you were preparing for an IPO and had a filed a registration statement. Please disclose how that fact was considered in determining the fair value of your common stock. We note on page F-12 you indicate the fair value of your common stock during the second quarter of 2006 was $2.15 per share. Please reconcile this discrepancy. Clearly disclose the fair value of your common stock during the periods covered by your financial statements through the date of your amendment and explain all changes in that fair value. Indicate the cash price for each of your preferred stock offerings (month and year) and explain how that value relates to the fair value of your common stock. To the extent these per share values will change based on the terms of the reverse stock split and the pricing of this offering we will defer our consideration of this issue until those terms have been set.

11. Licenses, page F-25

24. Please disclose the types of events that would trigger the milestone payments under the agreements with University of Maryland and NovoNordisk.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Keira Ino at (202) 551-3659 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug at (202) 551-3862, Suzanne Hayes, Branch Chief, at (202) 551- 3675, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Julio E. Vega, Esq.
        Douglas A. Branch, Esq.
        Patrick O'Brien, Esq.